EXHIBIT 99.2

CONFIDENTIAL TREATMENT REQUESTED

Schedule 1 to Exhibit 99.1

Individual deviations from standard non-compete agreement by Current Members of Management Board

Name	For reporting period	Geographic scope; §1	Industry scope; §1	Term; §1	Compensation; §2	Deducted payments; §2	Penalty; §5
Kai-Uwe Ricke	1.1. to 31.12.2005
Dr. Karl-Gerhard Eick	1.1. to 31.12.2005
Dr. Heinz Klinkhammer	1.1. to 31.12.2005	Confidential material redacted and filed separately with the Commission
René Oberman	1.1. to 31.12.2005
Walter Raizner	1.1. to 31.12.2005
Lothar Pauly	1.10 to 31.12.2005